UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT AM MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F


             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No   X


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       This Report on Form 6-K contains a description of amendments made to the
Articles of Association of Deutsche Bank AG ("we" or the "Company"), as well as an English translation of the Articles of Association as so amended.

      On September 9, 2003, we were informed that the amendments to our Articles of Association (Satzung), on which our shareholders resolved in the General Meeting of June 10, 2003, had been registered with the Commercial Register (Handelsregister) of the District Court (Amtsgericht) Frankfurt am Main, Germany, and thus became effective. Attached hereto as Exhibit 1.1 is an English translation of the restated Articles of Association as they apply following such amendments. A brief description of the amendments follows.

      Several  of the amendments affected our share capital,  as  reflected  in
Section 4. The amendments (i) deleted the prior authorization to increase share capital formerly contained in subparagraph (3) of Section 4, which by its terms expired on April 30, 2003, (ii) reduced the amount of conditional capital authorized in the prior subparagraph (4) of Section 4 to reflect the expiry of certain share rights, (iii) renumbered the prior subparagraphs (4) to (13) as
(3)  to  (12)  and  (iv) added a new subparagraph (13) to Section 4 authorizing increases in the share capital through April 30, 2008 of up to Euro 128,000,000. In April 2003, the Board of Managing Directors and Supervisory Board reduced the share capital of the company by about 40,000,000 shares from 621,568,446 to 581,854246 no par value shares, which is reflected in subparagraph (1) of Section 4.

      Other amendments were intended to adjust to changes in legislation and to utilize new statutory scope. Section 3 was amended to provide that the Company's notices shall be published in the electronic Federal Gazette (elektronischer Bundesanzeiger). Section 11(3) sentence 1 was amended to expand the ability of the Supervisory Board to take resolutions outside of its meetings. Section 12(1) sentence 4 was amended to provide that, in Supervisory Board committees, the respective committee chairman, and not, as in the past, the Chairman of the Supervisory Board, shall have the casting vote. Section 16(2) was amended to permit shorter notice of a shareholders' meeting if admissible by law. Section 19(2) was amended with respect to the Chairman's authority to admit the recording and transmission of the shareholders' meeting.
Section 23(1) was amended to provide that the shareholders may resolve a non-cash distribution instead of or in addition to a cash dividend.

      The amendments also changed the compensation of the members of our Supervisory Board, as reflected in Section 14. Their fixed remuneration has been increased from Euro 7,000 to Euro 30,000 (in each case, plus value-added tax (Umsatzsteuer)). Their dividend-based bonus has been decreased from Euro 2,500 to Euro 1,000 for every full or fractional Euro 0.05 increment by which the dividend we distribute to our shareholders exceeds Euro 0.15 per share. Pursuant to the amendments, we will now pay the chairman three times the total compensation of a regular member (increased from twice); we will continue to pay the deputy chairman one and a half times the total compensation of a regular member. While formerly we increased the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, following the amendments, we increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairman the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. The amendment also entitles the members of the Supervisory Board to receive an annual remuneration linked to the long-term success of the Company; this remuneration varies in size depending on how the ratio between the total return on Deutsche Bank's shares - based on share price development, dividend and capital actions - and the average total return of shares of a group of peer companies consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year of remuneration. If the ratio lies between -10% and +10% each member receives an amount of Euro 15,000; if Deutsche Bank shares outperforms the peer group by 10% to 20%, the payment increases to Euro 25,000; and in case of a more than 20% higher performance it rises to Euro 40,000. The amendments also provide that the members of the Supervisory Board receive a meeting fee of EUR 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, they provide that, in the interest of the Company, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by the Company, with the corresponding premiums being paid by the Company. As was the case prior to the amendments, we reimburse members of the Supervisory Board for all cash expenses and any value-added tax they incur in connection with their roles as members of the Supervisory Board. Also as before, for Supervisory Board members who serve on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DEUTSCHE BANK AKTIENGESELLSCHAFT



Date: November 4, 2003
                                      By: ___/s/ M. Otto__________
                                      Name: Mathias Otto
                                      Title:Senior Counsel


                                      By: ___/s/ V. Butzke________
                                      Name: Volker Butzke
                                      Title:Senior Counsel